EXHIBIT 99.1


                                                            Contact: Jad Mansour
                                                                  (415) 765-1814


         AIRLEASE LTD. ANNOUNCES SPECIAL CASH DISTRIBUTION IN CONNECTION
                                WITH DISSOLUTION


         SAN FRANCISCO, July 12 -- Airlease Ltd., A California Limited Partnership, (OTCBB -AIRL), announced today that the Board of Directors of its General Partner has approved, in connection with the dissolution, winding up and liquidation of Airlease, a special cash distribution of 88 cents per unit. The special cash distribution will be payable August 6, 2004, to unitholders of record on July 22, 2004.

         Airlease, which sold its remaining aircraft in May 2004, has now been dissolved and has ceased conducting business. The General Partner of Airlease currently is winding up the affairs of Airlease and expects to terminate Airlease at or before the end of 2004.

         The Board of Directors of the General Partner approved this distribution after concluding that the remaining assets of Airlease, consisting only of cash and cash equivalents, are reasonably likely to satisfy all creditors and liabilities of Airlease through termination of Airlease. This distribution represents a majority of the net available funds as of June 30, 2004. The 88 cents per unit distribution equates to approximately $4,111,000 to be distributed pro rata to all unitholders, including the General Partner.

         The Board of Directors of the General Partner currently anticipates making a final cash distribution to Unitholders out of its remaining net available funds in conjunction with the termination of Airlease at or before the end of 2004. After accounting for the 88 cents per unit distribution, Airlease will have approximately $841,000 in cash and cash equivalents remaining on hand, part of which will be used to pay the Partnership's expenses and liabilities in connection with winding up, liquidating and terminating Airlease, which expenses the General Partner currently estimates to be between $400,000 and $500,000.

SAFE HARBOR  STATEMENT  UNDER THE PRIVATE  SECURITIES  LITIGATION  REFORM ACT OF
1995:

         Airlease, Ltd. has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning the business, operations and financial condition of Airlease. The words or phrases "can be", "may affect", "may depend", "expect", "believe", "anticipate", "intend", "will", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Airlease cautions you that any forward-looking information provided by or on behalf of Airlease is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond Airlease's control, in addition to those discussed in Airlease's filings with the Securities and Exchange Commission, including (i) changes in interest rates; (ii) the costs of satisfying and providing for the Partnership's liabilities; and (iii) the costs of winding up, liquidating and dissolving the Partnership. All such forward-looking statements are current only as of the date on which such statements were made. The Partnership does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

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7/12/04